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FOR IMMEDIATE RELEASE

Contact
Lawrence E. Dennedy
MacKenzie Partners, Inc.
212-929-5500


                       QDI ACQUISITION LLC COMMENCES OFFER
               TO ACQUIRE QUALITY DINING, INC. FOR $5.00 PER SHARE
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Soutfield, MI, May 9, 2000 - QDI Acquisition LLC, a wholly owned subsidiary of
NBO, LLC, today announced that it has commenced a tender offer for all of the outstanding shares, including the associated preferred stock purchase rights (the "Rights"), of Quality Dining, Inc. (Nasdaq: QDIN) at a price of $5.00 per share, in cash. This price represents a premium of approximately 142% over QDIN's closing price of $2.063 on Monday, April 17, 2000, the last trading day before QDI Acquisition announced its acquisition proposal. NBO presently owns approximately 9.8% of the outstanding shares of Quality Dining. Following the completion of the tender offer, QDI Acquisition intends to consummate a second-step merger in which all remaining Quality Dining shareholders will also receive the same cash price paid in the tender offer. The tender offer is not subject to a financing condition and QDI Acquisition has received a bank commitment in the amount of $55 million to fund purchases pursuant to the tender offer. The Commitment will remain outstanding until May 1, 2001.

The tender offer is scheduled to expire at midnight, New York City time, on June 5, 2000, unless the offer is extended.

The tender offer is conditioned upon, among other things: (a) there being validly tendered and not withdrawn before the expiration of the Offer shares of common stock of Quality Dining that, when added to the shares owned by QDI Acquisition and NBO, would represent at least a majority of the outstanding shares of Quality Dining on a fully diluted basis on the date of the purchase;
(b) that Quality Dining's Board of Directors redeem the Rights or make them inapplicable to QDI Acquisition's offer; (c) that the Quality Dining Board approve the acquisition of shares by QDI Acquisition in the offer, or that QDI Acquisition is otherwise satisfied that the proposed merger can occur under Chapter 43 of the Indiana Business Corporation Law, as soon as practicable following consummation of the offer; (d) that the Quality Dining Board approve an amendment to Quality Dining's By-laws or otherwise ensure that QDI Acquisition will be able to vote its shares acquired in the offer without restriction or limitation under Chapter 42 of the Indiana BCL; (e) that QDI Acquisition, in its sole discretion, is satisfied that the proposed merger can be consummated without a supermajority vote of Quality Dining's shareholders pursuant to Article VIII of Quality Dining's Restated Articles of Incorporation;
(f) that the Quality Dining Board agree to cause a majority of the Board of Directors to be comprised of representatives of QDI Acquisition and/or NBO immediately following consummation of the offer; and (g) that QDI Acquisition, in its sole discretion, is satisfied that Quality


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Dining will not be in default under any of its outstanding indebtedness upon consummation of the Offer and the proposed merger.

Mackenzie Partners, Inc. is the Information Agent for the offer.

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This release may contain some forward-looking statements. QDI Acquisition LLC undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.